Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Delek US Holdings, Inc. 2006 Long-Term Incentive Plan and the Executive Employment Agreement Share Purchase Rights of Delek US Holdings, Inc. of our report dated March 17, 2006, except for the second and third paragraphs of Note 15, as to which the date is April 18, 2006, with respect to the consolidated balance sheet of Delek US Holdings, Inc. as of December 31, 2005 and the related consolidated statements of operations, changes in shareholder’s equity and cash flows for the years ended December 31, 2003 and 2005, included in the Prospectus of Delek US Holdings, Inc. filed with the Securities and Exchange Commission on May 4, 2006 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

/s/ Ernst & Young LLP
Nashville, Tennessee
May 23, 2006